                                                                     Exhibit 17

February 16, 2000

Mr. Marc P. Shore
68 Talcott Road
Rye, New York 10573

                  Re:      Employment Agreement

Dear Mark:

                  As you know, International Paper Company, a New York corporation ("Parent"), International Paper - 37, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent ("Purchaser") and Shorewood Packaging Corporation, a Delaware corporation (the "Company") have entered into discussions relating to a proposal to engage in transactions including (a) the commencement of an offer by Purchaser to purchase all of the outstanding shares of common stock of the Company (the "Proposed Offer") and (b) the merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation and a direct wholly-owned subsidiary of Parent (the "Proposed Merger")(such transactions are hereinafter together referred to as the "Proposed Transactions"). As Parent has made clear to you in discussions relating to the Proposed Transactions, Parent is willing to proceed with the Proposed Transactions based upon your representation that you agree to remain employed by the Company upon the terms and conditions set forth in the employment agreement attached hereto as EXHIBIT A (the "Employment Agreement"), and would be unwilling to proceed if you did not so agree.

                  In addition, the Company has adopted an Employee Severance Plan that provides certain benefits if your employment terminates under certain conditions following a Change in Control (as defined in the Company Employee Severance Plan) of the Company. Finally, the Company has made loans to you that are currently outstanding and which are listed in the schedule attached hereto as EXHIBIT B.

                  In order to assure Parent that you will remain employed by the Company on and after the date of Purchaser's first purchase of the Company's common stock pursuant to the Proposed Offer (the "First Purchase Date") if the Proposed Transactions are consummated, and for other good and valuable consideration, this letter agreement (the "Agreement") sets forth the agreements and understandings between you and Parent with respect to these matters.

         Section 1.  EMPLOYMENT AGREEMENT.

                  Simultaneously with your execution of this letter you will execute the Employment Agreement. Parent will execute and cause the Company to execute the Employment Agreement on the First Purchase Date. The Employment Agreement will automatically become effective upon execution by Parent and the Company on the First Purchase Date.

         Section 2.  REPAYMENT OF LOANS.

                  On the First Purchase Date you will repay to the Company the entire outstanding principal balance on each loan listed in the schedule attached hereto as EXHIBIT B, together with interest accrued through the First Payment Date.

         Section 3.  EMPLOYEE SEVERANCE PLAN.

                  On the First Payment Date, Parent will cause the Company to pay to you a lump sum payment of Severance Pay (as defined in the Company Severance Plan) in the amount of $5,699,475.72 and the Gross-Up Payment (as defined in the Company's Employee Severance Plan) determined in accordance with the applicable terms of the Employee Severance Plan.

         Section 4.  GOVERNING LAW.

                  The provisions of this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without regard to principles of conflicts of laws.

                  If the foregoing terms are acceptable to you, please sign and return to Parent the enclosed copy of this letter and the enclosed Employment Agreement, whereupon this letter shall become a binding agreement between you and Parent.

                                       Sincerely,

                                       INTERNATIONAL PAPER COMPANY



                                       By: /s/ David W. Oskin
                                          -------------------------------------
                                          David W. Oskin
                                          Executive Vice President

Accepted and Agreed as of the date first written above

/s/ Marc P. Shore
-------------------------
Marc P. Shore

                                    EXHIBIT A

                              EMPLOYMENT AGREEMENT

                  This Employment Agreement (the "Agreement") is entered into on this __th day of ___________, 2000 by and among Marc P. Shore ("Executive"), International Paper Company ("International Paper"), a New York corporation, and Shorewood Packaging Corporation (the "Company"), a Delaware corporation having its principal executive offices at 277 Park Avenue, New York, New York 10172.

I.       EMPLOYMENT.

                  The Company hereby employs Executive and Executive hereby accepts such employment, upon the terms and conditions hereinafter set forth, from ____________, 2000 to and including December 31, 2004 (hereinafter the "Term"), unless earlier terminated under Section V of this Agreement.

II.      DUTIES.

         A. Executive shall serve during the course of his employment as President of the Company and shall perform such duties as may from time to time be assigned, delegated or limited by the senior officer of International Paper designated in writing by the Chief Executive Officer of International Paper, which shall initially be the Senior Vice President-Consumer Packaging of International Paper, (such senior officer is hereinafter referred to as the "IP Officer") consistent with Executive's position as President of the Company. Executive shall report directly to the IP Officer. During the Term of this Agreement, Executive shall devote all of his professional and business-related time, energy and skill to the business of the Company and shall perform his duties in good faith.

         B. Executive shall not, without the prior written consent of the IP Officer, render to others any services of any kind for compensation or engage in any activity which conflicts or interferes with the performance of his duties and obligations hereunder.

         C. Neither International Paper nor the Company shall be deemed to have breached this Agreement if the Company is liquidated to become a division of International Paper instead of a separate subsidiary provided that Executive becomes the President of such division. If such a liquidation occurs, "Company" shall thereafter mean International Paper.

         D. In connection with his employment hereunder, Executive shall not be required, without his consent, to be based anywhere other than the greater metropolitan New York City area, which shall include Purchase, New York.

III.     PRIOR AGREEMENT.

                  Executive and the Company are currently parties to that certain Amended and Restated Employment Agreement made effective as of May 3, 1998 (the "Prior Agreement"). Company and Executive agree that from and after execution of this Agreement, all further obligations of the parties under the Prior Agreement shall cease and become null and void, except as to (A) the Company's obligation to pay to Executive any salary earned prior to execution of this Agreement and not yet paid and (B) Executive's obligation to repay the unearned portion of the $1 million signing bonus that the Company paid to him in connection with the original execution of the Prior Agreement in the event that he is terminated by the Company for Cause as defined in Section V-C1 or he terminates his employment with the Company without Good Reason (as defined in Section V-C) prior to May 1, 2003.

IV.      COMPENSATION.

         A. SALARY. The Company will pay to Executive a base salary at the rate of $500,000 per year. Such salary shall be earned monthly and shall be payable in periodic installments no less frequently than monthly in accordance with the Company's customary practices. Any increases in Executive's base salary will be at the discretion of the IP Officer.

         B. ANNUAL BONUS. During the Term of this Agreement, Executive shall be entitled to receive an annual bonus from the Company in accordance with an annual bonus plan for Executive (the "Bonus Plan") in lieu of any further bonuses under the 1995 Performance Bonus Plan of Shorewood Packaging Corporation. The IP Officer shall establish reasonable target performance objectives for Executive under the Bonus Plan for the year 2000. For each subsequent year ending during the Term of this Agreement, the IP Officer shall establish reasonable target performance objectives under the Bonus Plan on or before January 31 of the year for which the bonus may be earned. Executive's bonus under the Bonus Plan for each calendar year ending during the Term of this Agreement will be determined on the basis of the satisfaction of the target performance objectives in accordance with the following table:

                     PERCENT OF TARGET                               BONUS
                     -----------------                               -----
                         below 80%                                     $0
                            80%                                     $250,000
                           100%                                     $350,000
                     at or above 125%                               $450,000

The amount of the bonus payable to Executive for satisfaction of performance objectives above the 80% level and below the 125% level will be determined using linear interpolation. Notwithstanding the foregoing, for the period ending December 31, 2000, the amount of the bonus that Executive is eligible to earn under the Bonus Plan shall be equal to 75% of the amounts shown in the above table. The Company shall pay any bonus that Executive earns under the Bonus Plan on or before March 15 of the year following the year in which Executive earns such bonus. In the event Executive's employment with the Company terminates on or after July 1 of a year during the Term of this Agreement on account of Executive's death, Disability or termination of his employment with Good Reason, or the Company's termination of his employment without Cause, Executive (or his beneficiary or estate) shall be entitled to a bonus under the Bonus Plan in an amount equal to the 100% target bonus for the year prorated for the number of days during the year that Executive was employed by the Company. No bonus will be payable under the Bonus Plan for a year if (1) his employment terminates for any reason prior to July 1 of such year, (2) the Company terminates Executive with Cause or (3) Executive terminates his employment without Good Reason.

         C. GUARANTEED BONUS. In addition to any bonus Executive earns under the Bonus Plan, the Company shall pay to Executive (1) a separate guaranteed bonus of $112,000 for the period of service from the date of this Agreement through December 31, 2000, and (2) a separate guaranteed bonus of $150,000 for each subsequent calendar year ending during the Term of this Agreement. The Company shall pay each such guaranteed bonus to Executive on or before February 15 of the year following the year for which the guaranteed bonus is paid.

         D. RESTRICTED STOCK AWARD. Effective as of the date of this Agreement, International Paper shall grant to Executive, in accordance with the International Paper Company Long-Term Incentive Compensation Plan (the "Stock Incentive Plan"), that number of shares of common stock of International Paper having a fair market value as of the date of this Agreement of $1 million, which shares shall be nontransferable and subject to forfeiture until vested in accordance with the vesting schedule set forth in the award agreement (the "Restricted Stock"). The award agreement for the Restricted Stock shall provide that one-fifth of Restricted Stock will vest on

December 31, 2000 and on December 31 of each of the four subsequent years provided that the target performance objectives established under the Bonus Plan for each such year are achieved. If in any year shares of Restricted Stock do not vest because of the failure to satisfy the target performance objectives for that year, those shares shall vest on December 31 of the first subsequent year ending on or before December 31, 2004 for which the target performance objectives are achieved. Any shares of Restricted Stock which have not vested as of December 31, 2004, shall be permanently forfeited, and neither International Paper nor the Company shall have any obligations to Executive with respect to such forfeited shares. The award agreement for the Restricted Stock shall also provide that all of Executive's shares of Restricted Stock will immediately vest and be non-forfeitable in the event Executive's employment is terminated on account of death or Disability, he terminates his employment with Good Reason or the Company terminates his employment without Cause.

         E. STOCK OPTIONS. Effective as of the date of this Agreement, International Paper shall grant to Executive a nonqualified stock option under the Stock Incentive Plan to purchase 20,000 shares of International Paper common stock at a price per share equal to the fair market value of International Paper common stock on the date of this Agreement. Such option grant shall be evidenced by a standard stock option agreement in the form used by International Paper for the grant of other stock options under the Stock Incentive Plan and shall contain vesting and other terms which are consistent with the grants of stock options made to other executives of International Paper and its subsidiaries. Each year thereafter during the Term of this Agreement, Executive shall be eligible to receive such additional stock option awards under the Stock Incentive Plan or any successor plan as the Board of Directors of International Paper (or its delegate) determines in its sole discretion.

         F. For a one-year period of time following the effective date of the merger of the Company with International Paper - 37, Inc., (the "Effective Time"), the Company shall provide Executive with benefits that are substantially comparable in the aggregate to the benefits provided to Executive as of the date of the merger agreement between the Company and International Paper - 37, Inc.; PROVIDED, HOWEVER, that the Company will continue Executive's current split-dollar life insurance arrangement only through December 31, 2000, and the Company will provide Executive an automobile lease allowance of $2,250 per month plus reimbursement for reasonable insurance, maintenance, gasoline and parking expenses incurred in furtherance of the Company's business only through December 31, 2000. After the one-year period following the Effective Time, the following provisions will apply:

         1. SAVINGS AND RETIREMENT PLANS. Executive shall be entitled to participate in all savings and retirement plans, practices, policies and programs to the extent applicable generally to other peer executives of International Paper.

         2. WELFARE BENEFIT PLANS. Executive shall be eligible for participation in and shall receive all benefits under welfare benefit plans, practices, policies and programs provided by International Paper (including, without limitation, medical, dental, disability, group life insurance, accidental death and travel accident insurance plans and programs) to the extent applicable generally to other peer executives of International Paper.

         3. FRINGE BENEFITS; VACATION. Executive shall be entitled to fringe benefits and paid vacation in accordance with the plans, practices, programs and policies as in effect generally with respect to other peer executives of International Paper.

         4. International Paper and the Company reserve the right to modify, suspend or discontinue any and all of the above plans, practices, policies and programs at any time without recourse by Executive so long as such action is taken generally with respect to other similarly situated peer executives and does not single out Executive.

V.       TERMINATION.

         A. DEATH. Executive's employment shall terminate automatically upon Executive's death.

         B. DISABILITY. If the Company determines in good faith that Executive has become disabled (physically or mentally), it may give to Executive written notice in accordance with Section XV of this Agreement of its intention to terminate Executive's employment. In such event, Executive's employment with the Company shall terminate effective on the 30th day after receipt of such notice by Executive, provided that, within the 30 days after such receipt, Executive shall not have returned to full-time performance of his duties. For purposes of this Agreement, disability shall mean a physical or mental impairment that renders Executive unable to perform the essential functions of his position. The Company reserves the right, in good faith, to make the determination of disability under this Agreement based upon information supplied by Executive and/or his medical personnel, as well as information from medical personnel (or others) selected by the Company or its insurers.

         C.       CAUSE OR GOOD REASON.

                  1. The Company may terminate Executive's employment for Cause. For purposes of this Agreement, "Cause" shall mean that the Company, acting in good faith based upon the information then known to the Company, determines that Executive has engaged in or committed: willful misconduct; gross negligence; theft, fraud or other illegal conduct; refusal or unwillingness to perform his duties or performance of his duties in an unsatisfactory manner; sexual harassment; conduct which reflects adversely upon, or making any remarks disparaging of, the Company or International Paper, their Boards of Directors, officers, directors, advisors or employees or their affiliates or subsidiaries; insubordination; any willful act that is likely to and which does in fact have the effect of injuring the reputation, business or a business relationship of the Company or International Paper; violation of any fiduciary duty; violation of any duty of loyalty; and breach of any term of this Agreement.

                  2. Executive may terminate his employment for Good Reason. For purposes of this Agreement, "Good Reason" shall mean a material breach of this Agreement by the Company or International Paper.

         D. OTHER THAN CAUSE OR DEATH OR DISABILITY. The Company may terminate Executive's employment at any time, with or without Cause, by written notice to Executive, effective upon Executive's receipt of such notice.

         E.       OBLIGATIONS OF THE COMPANY UPON TERMINATION.

                  1. DEATH OR DISABILITY. If Executive's employment is terminated by reason of Executive's death or Disability, this Agreement shall terminate without further obligations to Executive or his legal representatives under this Agreement, other than for (a) payment of the sum of (i) Executive's annual base salary through the date of termination to the extent not theretofore paid, (ii) any guaranteed bonus or performance bonus under the Bonus Plan for the calendar year ending prior to Executive's death or Disability to the extent not theretofore paid, (iii) any prorated bonus payable under the Bonus Plan pursuant to Section IV-B and (iv) and any accrued vacation pay to the extent not theretofore paid (the sum of the amounts described in clauses (i), (ii), (iii) and (iv) shall be hereinafter referred to as the "Accrued Obligations"), which shall be paid to

         Executive or his estate or beneficiary, as applicable, in a lump sum in cash within 30 days of the date of termination.

                  2. CAUSE. If the Company terminates Executive's employment for Cause, this Agreement shall terminate without further obligations to Executive other than for the timely payment of Accrued Obligations. If it is subsequently determined that the Company did not have Cause for termination under Section V-C, then the Company's decision to terminate shall be deemed to have been made under Section V-D and the amounts payable under Section V-E3 shall be the only amounts Executive may receive for his termination.

                  3. OTHER THAN CAUSE OR DEATH OR DISABILITY; GOOD REASON. If the Company terminates Executive's employment for other than Cause or death or Disability during the Term of this Agreement, or if Executive terminates his employment with the Company with Good Reason, this Agreement shall terminate without further obligations by the Company or International Paper to Executive other than (a) the timely payment of Accrued Obligations, and (b), subject to Executive's signing a release in the standard form then in use by the Company or International Paper for other peer executives, (i) severance pay (payable in regular installments in accordance with the Company's normal payroll practices) constituting Executive's base salary for the lesser of one year or the remaining Term of this Agreement and (ii) the amount of the guaranteed bonus for the calendar year during which Executive's employment with the Company terminates.

                  4. EXPIRATION OF AGREEMENT. If this Agreement expires at the end of the Term and Executive ceases to be employed by the Company at that time, Executive will receive timely payment of the Accrued Obligations.

                  5. EXCLUSIVE REMEDY. Executive agrees that the payments contemplated by this Agreement shall constitute the exclusive and sole remedy for any termination of his employment and Executive covenants not to assert or pursue any other remedies, at law or in equity, with respect to any termination of employment. Notwithstanding the preceding sentence, neither the severance pay described in Section V-E3 nor any other payment under this Section V-E shall reduce or affect any benefits the Executive (or his estate or beneficiary) may be entitled to under the specific terms of the benefit plans of the Company or any stock option or restricted stock awards.

VI.      COVENANTS OF EXECUTIVE.

         A. GENERAL: Executive and the Company understand and agree that the purpose of the provisions of this Section VI is to protect the legitimate business interests of the Company and International Paper, as more fully described below. Executive hereby acknowledges that the restrictions set forth in this Section VI are reasonable and necessary to protect the business interests of the Company and/or International Paper. Therefore, Executive shall be subject to the restrictions set forth in this Section.

         B.       RESTRICTIONS ON DISCLOSURE AND USE OF CONFIDENTIAL
INFORMATION: Executive understands and agrees that confidential information and materials of a confidential or proprietary nature constitute valuable assets of the Company and International Paper and may not be converted to Executive's own use. Accordingly, Executive hereby agrees that he shall not, directly or indirectly, at any time during the Term and at any time following the Term, reveal, divulge or disclose any "Confidential Information" (as defined below), and Executive shall not, directly or indirectly, use or make use of any "Confidential Information" in connection with any business activity other than that of the Company and/or International Paper; PROVIDED, HOWEVER, that Executive may disclose or use "Confidential Information" during the Term as authorized by the IP Officer or consistent with the proper exercise of Executive's duties as President of the Company. "Confidential Information" means all information regarding the Company and/or International Paper, its and their activities, business, clients, or potential clients that is the subject of reasonable efforts by the Company and/or International Paper to maintain its confidentiality and that is not generally disclosed to persons not employed by the Company and/or International Paper. "Confidential Information" shall include, but is not limited to, any of the following information or materials of the Company and/or International Paper: financial plans and data; management planning information; business plans; operational methods; market studies; marketing plans or strategies; product development techniques or plans; customer lists; details of customer contracts; current and anticipated customer requirements; past, current and planned research and development; business acquisition plans; and new personnel acquisition plans. "Confidential Information" shall not include information that has become generally available to the public.

         C. NONSOLICITATION. Executive understands and agrees that the relationship between the Company and/or International Paper and their respective employees, business relations, clients and customers, and potential clients and customers, constitutes a valuable asset of the Company and/or International Paper and may not be converted to Executive's own use. Accordingly, Executive agrees that, during the Term of this Agreement, and for a period of three (3) years from the termination for any reason pursuant to Section V of this Agreement other than the Company's termination of Executive without Cause or Executive's termination of his employment with Good Reason (the "Restricted Period"), neither Executive nor any entity with whom he is at the time affiliated (any other person, corporation, partnership or other business entity of any kind) shall, directly or indirectly, solicit or entice away or in any manner persuade or attempt to persuade, any officer, employee, agent, representative, business relation, client or customer, or prospective client or customer of the Company and/or International Paper, to discontinue his/her/its relationship or prospective relationship with the Company and/or International Paper.

         D. RESTRICTIVE COVENANT. Executive acknowledges that his services are special, unique, and extraordinary, and that in the course of his employment with the Company and/or International Paper he has had and will continue to have dealings and develop special relationships with the clients and customers of the Company and/or International Paper. Executive further acknowledges that in the course of his employment with or service to the Company and/or International Paper, he has obtained and will continue to obtain Confidential Information. In order to protect the legitimate business interests, goodwill, relationships, and Confidential Information of the Company and/or International Paper, Executive agrees that during the Restricted Period defined above in Section VI-C, Executive shall not (whether for his own account or on behalf of any person, corporation, partnership, or other business entity of any kind, and whether directly or indirectly), without the prior written consent of the IP Officer, engage in the business of printing or manufacturing paperboard packaging anywhere in North America. Notwithstanding the foregoing, if Executive's employment with the Company terminates on or after the expiration of this Agreement at the end of its Term, Executive shall be subject to the same non-competition policy of International Paper that is applicable to other peer executives of International Paper.

         E. ENFORCEMENT OF COVENANTS. In the event Executive breaches, or threatens to commit a breach of, any of the provisions of this Section VI, the Company and/or International Paper shall have the following rights and remedies, which shall be independent of any others and severally enforceable, and shall be in addition to, and not in lieu of, any other rights and remedies available to the Company and/or International Paper at law or in equity:

                  1. the right to enjoin, preliminarily and permanently, Executive from violating or threatening to violate the terms of this
         Section VI and to have the promises made herein specifically enforced by any court of competent jurisdiction; and

                  2. the right and remedy to require Executive to account for an pay over to the Company and/or International Paper all compensation, profits, monies, accruals, increments or other benefits derived or received by Executive as a result of the transactions constituting a breach of this Section VI.

VII.     ARBITRATION.

                  Any and all controversies, claims or disputes arising out of or in any way relating to this Agreement, its enforcement or interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of its provisions, or any other claim by Executive arising out of or in connection with his employment, including any claims for discrimination prohibited by any federal, state or other statute, ordinance or law, shall be submitted to a panel of three (3) arbitrators (hereinafter referred to as the "Panel"). Executive shall select one arbitrator; the Company or International Paper, as the case may be, shall select one arbitrator; and the two arbitrators shall chose the third arbitrator from a list of arbitrators with expertise in employment disputes provided by the American Arbitration Association ("AAA").
Subject to the foregoing, the arbitration shall be in accordance with the National Rules for Resolution of Employment Disputes of the AAA. The arbitration shall be commenced by filing a demand for arbitration with the AAA within sixty
(60) days after the occurrence of the facts giving rise to any such controversy, claim or dispute. The arbitration shall be conducted in Purchase, New York. Judgment upon the award rendered by the Panel may be entered in any court having jurisdiction thereof. All costs and expenses of any arbitration proceeding shall be borne by the respective party incurring such costs and expenses.

VIII.    ASSIGNMENT.

                  Executive acknowledges that his services are unique and personal. Accordingly, Executive may not assign his rights or delegate his duties under this Agreement to any person or entity.

IX.      SUCCESSORSHIP.

                  This Agreement is binding on and inures to the benefit of the Company and/or International Paper, its successors and assigns.

X.       MODIFICATION.

                  This Agreement may not be amended or modified other than by a written agreement executed by Executive and the Company or its designee.

XI.      SAVINGS CLAUSE.

                  If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of the Agreement which can be given effect without the invalid provisions or applications and to this end the provisions of this Agreement are declared to be severable.

XII.     COMPLETE AGREEMENT.

                  This Agreement hereby incorporates by reference the letter agreement entered into between Executive and International Paper on February 16, 2000 (the "Letter Agreement"). This Agreement, together with the Letter Agreement, constitutes and contains the entire agreement and final understanding concerning Executive's employment with the Company and the other subject matters addressed herein between the parties. The parties intend it as a complete and exclusive statement of the terms of their agreement. It supersedes and replaces all prior negotiations and all agreements proposed or otherwise, whether written or oral, concerning the subject matter hereof. Any representation, promise or agreement not specifically included in this Agreement shall not be binding upon or enforceable against either party. This is a fully integrated agreement.

XIII.    GOVERNING LAW.

                  The provisions of this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without regard to principles of conflict of laws.

XIV.     PARAGRAPH HEADINGS.

                  Paragraph and other headings contained in this Agreement are for the convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

XV.      NOTICES.

                  Any notices to be given under this Agreement by one party to the other may be effected by personal delivery in writing or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notice shall be deemed receive as of three (3) days after mailing. Notices by mail shall be sent to the address listed below unless and until notice to a change is given pursuant to this Section:

                  To Executive:

                  Mr. Marc P. Shore
                  68 Talcott Road
                  Ryebrook, New York 10573

                  To the Company:

                  Shorewood Packaging Corporation
                  c/o International Paper Company
                  Two Manhattanville Road
                  Purchase, New York 10577
                  Attn:  William Slowikowski

XVI.     WITHHOLDING.

                  All amounts payable to Executive under this Agreement shall be reduced by any applicable income and employment withholding taxes and other authorized deductions.

XVII.    SURVIVORSHIP.

                  The respective rights and obligations of the parties hereunder shall survive any termination of Executive's employment to the extent necessary to the intended preservation of such rights and obligations.

XVIII.   COUNTERPARTS.

                  This Agreement may be executed in two or more counterparts, each of which will take effect as an original, and all of which shall evidence one and the same Agreement.

XIX.     REPRESENTATION.

                  The Company, International Paper and Executive represent that they are knowledgeable and sophisticated as to business matters, including the subject matter of this Agreement, that they have read this Agreement and that they understand its terms. The Company, International Paper and Executive acknowledge that, prior to assenting to the terms of this Agreement, they have been given a reasonable amount of time to review it and to negotiate at arm's length as to its contents. The Company, International Paper and Executive agree that the language used in this Agreement is the language chosen by the parties to express their mutual intent, and that they have entered into this Agreement freely and voluntarily and without pressure or coercion from anyone.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                            SHOREWOOD PACKAGING CORPORATION

                                            By:
                                                --------------------------------
                                                Title:
                                                      --------------------------

                                            INTERNATIONAL PAPER COMPANY

                                            By:
                                                --------------------------------
                                                Title:
                                                      --------------------------

                                            MARC P. SHORE

                                            ------------------------------------

                                    EXHIBIT B

                           Outstanding
        Date Of Loan    Principal Amount    Rate of Interest       Due Date
        ------------    ----------------    ----------------       --------

        May, 1995          $2,000,000       Applicable Federal     May 4, 2000
                                            Rate plus Interest

        July 26, 1999        $527,316              6.5%            October 2, 2000